As filed with the U.S. Securities and Exchange Commission on March 31, 2022

File No. 811-10223

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION PURSUANT TO SECTIONS 6(C) AND 23(C)(3) OF THE

INVESTMENT COMPANY ACT OF 1940

(THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE

PROVISIONS OF RULE 23C-3

THEREUNDER

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

Voya Senior Income Fund

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

and

Voya Investments, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

and

Voya Investment Management Co. LLC

230 Park Avenue

New York, NY, 10169

and

Voya Investments Distributor, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Please send all communications, notices and orders regarding this Application to:

Huey P. Falgout, Jr.

Voya Investments, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Page 1 of 65 sequentially numbered pages (including exhibits)

With copies to:

Elizabeth J. Reza

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

File No. 811-10223

I.     THE PROPOSAL

Voya Senior Income Fund (the “Fund”) is a Delaware statutory trust organized on December 14, 2000 and is registered under the Investment Company Act of 1940, as amended (the “Act”), as a diversified, closed-end management investment company that operates as an interval fund. The Fund is advised by Voya Investments, LLC (“Voya Investments”) and sub-advised by Voya Investment Management Co. LLC (“Voya IM” and together with Voya Investments, the “Adviser”). Voya Investments Distributor, LLC (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. The Fund, the Adviser and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

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The Order sought by this application (the “Application”) would supersede the order dated October 17, 2001, issued by the Commission to ING Pilgrim Investments, LLC and certain of its affiliates under Sections 6(c) and 23(c)(3) of the Act and Rule 23c-3 under the Act permitting the Fund to make repurchase offers to its common shareholders every month subject to certain conditions set forth in the order (the “Prior Order”),1 with the result that no person will continue to rely on the Prior Order if the Order is granted.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity2, acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this Application. Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II.     STATEMENT OF FACTS

A.	Voya Senior Income Fund

The Fund is a Delaware statutory trust organized on December 14, 2000 and is registered under the Act as a diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act. The Fund’s investment objective is to provide investors with a high level of monthly income. Common shares of the Fund are offered on a continuous basis at net asset value per share plus the applicable sales load, if any, and are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium.

The Fund operates as an interval fund pursuant to Rule 23c-3 under the Act and offers its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of registered open-end investment companies that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of any of the Funds operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will continue to comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, the Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).3

1 In the Matter of ING Pilgrim Investments, LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (order) (Oct. 17, 2001) (the “Prior Order”).

2 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

3 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to a Fund to reimburse a Fund for costs incurred in liquidating securities in the Fund’s portfolio.

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As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

The Fund’s Board of Trustees has adopted a fundamental policy of making monthly repurchase offers in reliance on the Prior Order.4 The Fund obtained the approval of a majority of the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers in connection with the Prior Order. The Fund will continue to disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, are changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.5 The Fund’s fundamental policies also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).6 The Fund’s

4 In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to the adoption of such policy.

5 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

6 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

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repurchase pricing date normally will continue to be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

The Fund offers five classes of common shares: Class A common shares (“Class A Shares”), Class C common shares (“Class C Shares”), Class I common shares (“Class I Shares”), Class T common shares (“Class T Shares”) and Class W common shares (“Class W Shares”). The Fund is relying on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.7 From time to time the Fund may create additional classes of shares, the terms of which may differ from the Fund’s Class A, Class C, Class I, Class T and Class W Shares in the following respects: (i) the amount of fees permitted by a distribution and service plan as to such class; (ii) voting rights with respect to a distribution and service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the Multi-Class Order; (v) differences in any dividends and net asset values per share resulting from differences in fees under a distribution and service plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; (vii) all shares will be offered to the public at net asset value plus any applicable sales charge; and (viii) any exchange or conversion features, in each case, as permitted under the Act.

B.	Voya Investments, LLC

Voya Investments is a limited liability company organized under the laws of the state of Arizona. Voya Investments serves as investment adviser to the Fund. Voya Investments is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Voya Investments provides services to the Fund pursuant to an investment management agreement between the Fund and Voya Investments. Voya Investments has overall responsibility for the management of the Fund. Voya Investments oversees all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

C.	Voya Investments Management Co. LLC

7 In the Matter of ING Pilgrim Investments, LLC, et al., Rel. No. IC-24881 (Feb. 28, 2001) (notice), Rel. No. IC-24916 (Mar. 27, 2001) (order).

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Voya IM is a limited liability company organized under the laws of the state of Delaware. Voya IM serves as sub-adviser to the Fund and is an indirect, wholly-owned subsidiary of Voya Financial, Inc. and is an affiliate of Voya Investments. Voya IM is registered with the Commission as an investment adviser under the Advisers Act.

Voya IM provides services to the Fund pursuant to a sub-advisory agreement between Voya Investments and Voya IM. Voya IM provides, subject to the supervision of the Board of Trustees of the Fund and Voya Investments, a continuous investment program for the Fund and determines the composition of the assets of the Fund, including determination of the purchase, retention, or sale of the securities, cash and other investments for the Fund, in accordance with the Fund’s investment objectives, policies and restrictions and applicable laws and regulations.

D.	Voya Investments Distributor, LLC

The Distributor is a Delaware limited liability company and affiliate of the Adviser. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor acts as the principal underwriter of Shares for the Fund pursuant to a distribution agreement with the Fund. As principal underwriter, the Distributor has agreed to use reasonable efforts to distribute the Shares, although it is not obligated to sell any particular amount of Shares.

Subject to the terms and conditions of the distribution agreement, the Fund may issue and sell Shares of the Fund from time to time through certain broker-dealers which have entered into dealer agreements with the Distributor.

E.	Other Requirements for a Rule 23c-3 Fund[8]

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund will provide (and any Future Fund will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund will make (and any Future Fund will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), the Fund will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,”9 which will be no later than seven

8 The Fund is currently in compliance with the requirements described in this section in reliance on the Prior Order.

9 Rule 23c-3(a)(4).

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calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). The Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on the Multi-Class Order or similar relief) may charge pursuant to the Multi-Class Order or similar relief. The Fund will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares.

The Fund will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b) (5). The Fund will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of the Fund will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s

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Board of Trustees will adopt (and any Future Fund’s Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

The Fund and the Distributor will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III.     EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-610 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.11

10 Rule 102(b)(2) of Regulation M continues this exception.

11 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

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Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.12

IV.     COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

V.     DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.13 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to

12 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

13 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

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requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.14

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.15 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.16 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.17 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.18

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.19 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.20

14 Id. at 424.

15 Id. at 439-40.

16 Id. at 424.

17 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

18 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

19 Protecting Investors at 439-40; Proposing Release at 27.

20 In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice), Rel. No. IC-34336 (July 19, 2021) (order) (“Lord Abbett”). In the Matter of Arca U.S. Treasury Fund, et al., Rel. No. IC-34026 (Sep. 24, 2020) (notice), Rel. No. IC-34055 (Oct. 20, 2020) (order) (“Arca”). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). Prior Order supra at note 1.

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B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity — and Applicants believe the Fund (and any Future Fund) will be able to do so — there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.21 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund prices (and any Future Fund will price) on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this timing ensures that common shareholders have received payment

21 See Adopting Release at 28-29.

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in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure is completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures eliminate any possibility of investor confusion from monthly repurchases.

The Fund’s prospectus will continue to provide (and any Future Fund’s prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants believe that the monthly repurchase opportunity has become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification has diminished. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification is adequately dealt with by disclosure.

Finally, the Fund’s procedures provide (and any Future Fund’s procedures will provide) that the Fund’s Board of Trustees are (and any Future Fund’s Board of Trustees will be) informed of the number of repurchase requests made in the previous repurchase offer — which repurchases have been completed — at the time such fund’s Board of Trustees determines the repurchase offer amount for the current month. This enables the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will continue to describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will continue to be made available to all common shareholders and otherwise comply with the

12

requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers are not made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.22 Under the Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Prior Order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI.     APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

a.

The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b.

Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII.     CONCLUSION

22 See Weiss supra at note 20, See Blackstone supra at note 20, See Van Kampen supra at note 20, See Pilgrim Investments supra at note 1. See also CypressTree, supra at note 20.

13

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Weiss, Blackstone, Van Kampen, Prior Order and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The resolutions of the Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibits B to this Application, respectively. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D.

Pursuant to Rule 0-2(f) under the Act, the Applicant’s address is 7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

14

SIGNATURES

VOYA SENIOR INCOME FUND

By: /s/ Paul A. Caldarelli
Name: Paul A. Caldarelli
Title: Assistant Secretary
Dated: March 30, 2022

VOYA INVESTMENTS, LLC

By: /s/ Todd Modic
Name: Todd Modic
Title: Senior Vice President
Dated: March 30, 2022

VOYA INVESTMENT MANAGEMENT CO. LLC

By: /s/ Marie E. Picard
Name: Marie E. Picard
Title: Senior Vice President and Assistant Secretary
Dated: March 30, 2022

VOYA INVESTMENTS DISTRIBUTOR, LLC

By: /s/ Andrew K. Schlueter
Name: Andrew K. Schlueter
Title: Vice President
Dated: March 30, 2022

15

EXHIBIT A

Resolutions of the Board of Trustees of

Voya Senior Income Fund

RESOLVED, that the appropriate officers of Voya Senior Income Fund (the “Fund”) be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”) to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, and subject to review by counsel to the Trustees who are not “interested persons” as defined in the 1940 Act, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of Fund counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of Fund counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

16

EXHIBIT B

VERIFICATION OF

VOYA SENIOR INCOME FUND

The undersigned states that he has duly executed the attached Application dated March 30, 2022, for and on behalf of Voya Senior Income Fund in his capacity as Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VOYA SENIOR INCOME FUND

By: /s/ Paul A. Caldarelli
Name: Paul A. Caldarelli
Title: Assistant Secretary
Dated: March 30, 2022

17

VERIFICATION OF

VOYA INVESTMENTS, LLC

The undersigned states that he has duly executed the attached Application dated March 30, 2022, for and on behalf of Voya Investments, LLC in his capacity as Senior Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VOYA INVESTMENTS, LLC

By: /s/ Todd Modic
Name: Todd Modic
Title: Senior Vice President
Dated: March 30, 2022

18

VERIFICATION OF

VOYA INVESTMENT MANAGEMENT CO. LLC

The undersigned states that she has duly executed the attached Application dated March 30, 2022, for and on behalf of Voya Investment Management Co. LLC in her capacity as Senior Vice President and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VOYA INVESTMENT MANAGEMENT CO. LLC

By: /s/ Marie E. Picard
Name: Marie E. Picard
Title: Senior Vice President and Assistant Secretary
Dated: March 30, 2022

19

VERIFICATION OF

VOYA INVESTMENTS DISTRIBUTOR, LLC

The undersigned states that he has duly executed the attached Application dated March 30, 2022, for and on behalf of Voya Investments Distributor, LLC in his capacity as Vice President of Voya Investment Distributor, LLC and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VOYA INVESTMENTS DISTRIBUTOR, LLC

By: /s/ Andrew K. Schlueter
Name: Andrew K. Schlueter
Title: Vice President
Dated: March 30, 2022

20

As filed with the U.S. Securities and Exchange Commission on ~~February 23~~March 31, ~~2021~~2022

File No. ~~812~~811-~~15097~~10223

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION PURSUANT TO SECTIONS 6(C) AND 23(C)(3) OF THE

INVESTMENT COMPANY ACT OF 1940

(THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE

PROVISIONS OF RULE 23C-3

THEREUNDER

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~Lord Abbett Floating Rate High~~Voya Senior Income Fund

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

~~90 Hudson Street~~

~~Jersey City, New Jersey 07302-3973~~

and

Voya Investments, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

and

~~Lord, Abbett &~~Voya Investment Management Co. LLC

~~90 Hudson Street~~230 Park Avenue

~~Jersey City, New Jersey 07302-3973~~

New York, NY, 10169

and

~~Lord Abbett~~Voya Investments Distributor, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

~~90 Hudson Street~~

~~Jersey City, New Jersey 07302-3973~~

Please send all communications, notices and orders regarding this Application to:

Page ~~1of 19~~1 of 65 sequentially numbered pages (including exhibits)

Page 21 of 65, including exhibits

~~John T. Fitzgerald, Vice President and Assistant Secretary~~

~~90 Hudson Street~~

~~Jersey City, New Jersey 07302-3973~~

Huey P. Falgout, Jr.

Voya Investments, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

With copies to:

~~Bryan Chegwidden, Esq.~~

Elizabeth J. Reza

Ropes & Gray LLP

~~1211 Avenue of the Americas~~

~~New York, New York 10036-8704~~

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

I.	THE PROPOSAL	~~3~~2
II.	STATEMENT OF FACTS	3
A.	~~Lord Abbett Floating Rate High Income Fund~~Voya Senior Income Fund	3
B.	~~Lord, Abbett & Co. LLC~~Voya Investments, LLC	~~6~~6
C	Voya Investment Management Co. LLC	6
~~C.~~	~~Lord Abbett Distributor LLC~~Voya Investments Distributor, LLC	7
D.
~~D.~~	Other Requirements for a Rule 23c-3 Fund	7
E.
III.	EXEMPTIONS REQUESTED	9
IV.	COMMISSION AUTHORITY	10
V.	DISCUSSION	10
A.	Background	10
B.	Monthly Repurchases	12
VI.	APPLICANTS’ CONDITIONS	14
VII.	CONCLUSION	~~14~~15

File No. ~~812~~811-~~15097~~10223

I.     THE PROPOSAL

2

Page 22 of 65, including exhibits

~~Lord Abbett Floating Rate High~~Voya Senior Income Fund (the “Fund”)1 is a ~~newly organized~~ Delaware statutory trust organized on December 14, 2000 and is registered under the Investment Company Act of 1940, as amended (the “Act”), as a ~~non-diversified~~diversified, closed-end management investment company that ~~will be operated~~operates as an interval fund. The Fund is ~~externally~~ advised by ~~Lord, Abbett &~~Voya Investments, LLC (“Voya Investments”) and sub-advised by Voya Investment Management Co. LLC (“Voya IM” and together with Voya Investments, the “Adviser”). ~~Lord Abbett~~Voya Investments Distributor, LLC (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. The Fund, the Adviser and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

The Order sought by this application (the “Application”) would supersede the order dated October 17, 2001, issued by the Commission to ING Pilgrim Investments, LLC and certain of its affiliates under Sections 6(c) and 23(c)(3) of the Act and Rule 23c-3 under the Act permitting the Fund to make repurchase offers to its common shareholders every month subject to certain conditions set forth in the order (the “Prior Order”),1 with the result that no person will continue to rely on the Prior Order if the Order is granted.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity~~,~~2, acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~application (the “~~Application~~”)~~. Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II.     STATEMENT OF FACTS

A.	~~Lord Abbett Floating Rate High~~Voya Senior Income Fund

~~1 At a meeting of the Fund’s Board of Trustees on April 1-2, 2020, the Fund’s name was changed from Lord Abbett Enhanced Floating Rate Fund to Lord Abbett Floating Rate High Income Fund.~~

1 In the Matter of ING Pilgrim Investments, LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (order) (Oct. 17, 2001) (the “Prior Order”).

2 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

3

Page 23 of 65, including exhibits

The Fund is a ~~newly organized~~ Delaware statutory trust organized on December 14, 2000 and is registered under the Act as a ~~non-diversified~~diversified , closed-end management investment company that ~~will be operated~~operates as an interval fund pursuant to Rule 23c-3 under the Act. The Fund’s investment objective is to ~~seek~~provide investors with a high level of ~~current~~monthly income. Common shares of the Fund are offered on a continuous basis at net asset value per share plus the applicable sales load, if any, and are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium.

The Fund ~~will be operated~~operates as an interval fund pursuant to Rule 23c-3 under the Act and ~~may offer~~offers its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of ~~(i)~~ registered open-end investment companies ~~or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value,~~ that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of any of the Funds operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will continue to comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, the Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).3

As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

The Fund’s Board of Trustees has adopted a fundamental policy of making ~~quarterly repurchase offers. To the extent the Fund receives the requested Order, the Fund’s Board of Trustees may, in the future, determine to adopt a fundamental policy of making~~ monthly repurchase offers~~. Prior to relying~~ in reliance on the ~~requested~~Prior Order~~, the~~.4 The Fund ~~will obtain~~obtained the

3 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to a Fund to reimburse a Fund for costs incurred in liquidating securities in the Fund’s portfolio.

4 In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to the adoption of such policy.

4

Page 24 of 65, including exhibits

approval of a majority of the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers~~. 4 If the Fund relies on the requested~~in connection with the Prior Order~~, the~~. The Fund will continue to disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, ~~will be~~are changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.5 The Fund’s fundamental policies ~~will~~ also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).6 The Fund’s repurchase pricing date normally will continue to be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

The Fund ~~intends to offer three~~offers five classes of common shares ~~upon commencement of operations~~: Class A common shares (“Class A Shares”), Class C common shares (“Class C Shares”), Class I common shares (“Class I Shares”) ~~and~~, Class ~~U~~T common shares (“Class ~~U~~T

4 ~~In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to the adoption of such policy.~~

5 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

6 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c- 3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

5

Page 25 of 65, including exhibits

Shares”) and Class W common shares (“Class W Shares”). The Fund is relying on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.7 From time to time the Fund may create additional classes of shares, the terms of which may differ from the Fund’s Class A, Class C, Class I, Class T and Class ~~U~~W Shares in the following respects: (i) the amount of fees permitted by a distribution and service plan as to such class; (ii) voting rights with respect to a distribution and service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the Multi-Class Order; (v) differences in any dividends and net asset values per share resulting from differences in fees under a distribution and service plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; (vii) all shares will be offered to the public at net asset value plus any applicable sales charge; and (viii) any exchange or conversion features, in each case, as permitted under the Act.

B.	~~Lord, Abbett & Co.~~Voya Investments, LLC

~~Founded in 1929, the Adviser~~Voya Investments is a limited liability company organized under the laws of the state of ~~Delaware. The Adviser~~Arizona. Voya Investments serves as investment adviser to the Fund. ~~The Adviser~~Voya Investments is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

~~The Adviser will provide~~Voya Investments provides services to the Fund pursuant to an investment ~~advisory~~management agreement between the Fund and ~~the Adviser. Under the~~Voya Investments. Voya Investments has overall responsibility for the management of the Fund. Voya Investments oversees all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

C. Voya Investments Management Co. LLC

Voya IM is a limited liability company organized under the laws of the state of Delaware. Voya IM serves as sub-adviser to the Fund and is an indirect, wholly-owned subsidiary of Voya Financial, Inc. and is an affiliate of Voya Investments. Voya IM is registered with the Commission as an investment adviser under the Advisers Act.

Voya IM provides services to the Fund pursuant to a sub-advisory agreement between Voya Investments and Voya IM. Voya IM provides, subject to the supervision ~~and direction~~ of the ~~Fund’s~~ Board of Trustees~~,~~ of the ~~Adviser will manage the Fund’s portfolio~~Fund and Voya Investments, a continuous investment program for the Fund and determines the composition of the assets of the Fund, including determination of the purchase, retention, or sale of the securities, cash and other investments for the Fund, in accordance with the Fund’s investment ~~objective and policies, make investment decisions for the Fund, place orders to purchase and sell~~

7 In the Matter of ~~Lord Abbett Credit Opportunities Fund~~ING Pilgrim Investments, LLC, et al., Rel. No. IC- ~~33513 (June 19, 2019~~24881 (Feb. 28, 2001) (notice), Rel. No. IC- ~~33558 (July 16, 2019~~24916 (Mar. 27, 2001) (order).

6

Page 26 of 65, including exhibits

~~securities, and employ professional portfolio managers and securities analysts who provide research services to the Fund.~~objectives, policies and restrictions and applicable laws and regulations.

~~C~~D.	~~Lord Abbett~~Voya Investments Distributor, LLC

The Distributor is a ~~New York~~Delaware limited liability company and ~~subsidiary~~affiliate of the Adviser. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor ~~will act~~acts as the ~~distributor~~principal underwriter of Shares for the Fund ~~on a best efforts basis, subject to various conditions,~~ pursuant to ~~the terms of the~~a distribution agreement with the Fund. ~~The~~As principal underwriter, the Distributor has agreed to use reasonable efforts to distribute the Shares, although it is not obligated to sell any ~~specific~~particular amount of Shares ~~of the Fund~~.

~~Shares will also be offered through other brokers or dealers that will~~Subject to the terms and conditions of the distribution agreement, the Fund may issue and sell Shares of the Fund from time to time through certain broker-dealers which have entered into ~~selling~~dealer agreements with the Distributor. ~~The Distributor may reallocate the full amount of the sales load to the brokers or dealers that offer shares of the Fund. The actual front-end sales load paid by investors may vary among and within selling agents.~~

~~D~~E.	Other Requirements for a Rule 23c-3 Fund[8]

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund~~, upon commencing monthly repurchase offers,~~ will provide (and any Future Fund will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund~~, upon commencing monthly repurchase offers,~~ will make (and any Future Fund will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund~~, upon commencing monthly repurchase offers,~~ will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), the Fund~~, upon commencing monthly repurchase offers,~~ will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase

8 The Fund is currently in compliance with the requirements described in this section in reliance on the Prior Order.

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payment deadline,”~~8~~9 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). ~~Upon commencing monthly repurchase offers, the~~The Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on the Multi-Class Order or similar relief) may charge pursuant to the Multi-Class Order or similar relief. The Fund~~, upon commencing monthly repurchase offers,~~ will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares.

The Fund~~, upon commencing monthly repurchase offers,~~ will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b) (5). The Fund~~, upon commencing monthly repurchase offers,~~ will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund~~, upon commencing monthly repurchase offers,~~ will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of the Fund will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the

~~8~~9 Rule 23c-3(a)(4).

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repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board of Trustees will adopt (and any Future Fund’s Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

The Fund and the Distributor will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III.     EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be

9

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between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-6~~9~~10 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.~~10~~11

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.~~11~~12

IV.     COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

V.     DISCUSSION

A.	Background

~~9~~10 Rule 102(b)(2) of Regulation M continues this exception.

~~10~~11 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

~~11~~12 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

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In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~12~~13 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.~~13~~14

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~14~~15 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~15~~16 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~16~~17 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~17~~18

~~12~~13 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

~~13~~14 Id. at 424.

~~14~~15 Id. at 439-40.

~~15~~16 Id. at 424.

~~16~~17 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

~~17~~18 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

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The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~18~~19 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.~~19~~20

B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity — and Applicants believe the Fund (and any Future Fund) will be able to do so — there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.~~20~~21 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the

~~18~~19 Protecting Investors at 439-40; Proposing Release at 27.

~~19~~20 In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice), Rel. No. IC-34336 (July 19, 2021) (order) (“Lord Abbett”). In the Matter of Arca U.S. Treasury Fund, et al., Rel. No. IC-34026 (Sep. 24, 2020) (notice), Rel. No. IC-34055 (Oct. 20, 2020) (order) (“Arca”). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No.

IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). ~~In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”)~~Prior Order supra at note 1.

~~20~~21 See Adopting Release at 28-29.

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reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund~~, upon commencing monthly repurchase offers, intends~~ prices (and any Future Fund ~~intends) to~~will price) on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this ~~proposed~~ timing ~~will ensure~~ensures that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure ~~will be~~is completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures ~~will~~ eliminate any possibility of investor confusion from monthly repurchases.

The Fund’s prospectus will continue to provide (and any Future Fund’s prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants ~~expect~~believe that~~, before long,~~ the monthly repurchase opportunity ~~will~~has become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification ~~will diminish~~has diminished. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification ~~will be~~is adequately dealt with by disclosure.

Finally, ~~upon commencing monthly repurchase offers,~~ the Fund’s procedures provide (and any Future Fund’s~~)~~ procedures will provide) that the Fund’s Board of Trustees are (and any Future Fund’s Board of Trustees~~)~~ will be) informed of the number of repurchase requests made in the previous repurchase offer — which repurchases ~~will~~ have been completed — at the time such fund’s Board of Trustees determines the repurchase offer amount for the current month. This ~~will enable~~enables the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they ~~will~~ know

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that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will continue to describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will continue to be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers ~~will~~are not ~~be~~ made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.~~21~~22 Under the Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the ~~Pilgrim Investments order~~Prior Order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI.     APPLICANTS’ CONDITIONS

~~21~~22 See Weiss supra at note ~~17~~20, See Blackstone supra at note ~~17~~20, See Van Kampen supra at note ~~17~~20, See Pilgrim Investments supra at note ~~17~~1. See also CypressTree, supra at note ~~17~~20.

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Applicants agree that any order granting the requested relief will be subject to the following conditions:

a.

The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b.

Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

VII.     CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Weiss, Blackstone, Van Kampen, ~~Pilgrim Investments~~Prior Order and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The resolutions of the Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibits B to this Application, respectively. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D.

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Pursuant to Rule 0-2(f) under the Act, the Applicant’s address is ~~90 Hudson Street, Jersey City, New Jersey 07302-3973~~7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

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SIGNATURES

~~LORD ABBETT FLOATING RATE HIGH~~VOYA SENIOR INCOME FUND

By: /s/ ~~John T. Fitzgerald~~Paul A. Caldarelli
Name: ~~John T. Fitzgerald~~Paul A. Caldarelli
Title: ~~Vice President and~~ Assistant Secretary Dated: ~~February 23~~March 30, ~~2021~~2022

VOYA INVESTMENTS, LLC

By: /s/ Todd Modic Name: Todd Modic
Title: Senior Vice President Dated: March 30, 2022

~~LORD, ABBETT &~~VOYA INVESTMENT
MANAGEMENT CO. LLC

By: /s/ ~~Lawrence B. Stoller~~Marie E. Picard
Name: ~~Lawrence B. Stoller~~Marie E. Picard
Title: ~~Member and General Counsel~~Senior Vice President and Assistant Secretary
Dated: ~~February 23~~March 30, ~~2021~~2022

~~LORD ABBETT~~VOYA INVESTMENTS
DISTRIBUTOR, LLC
~~By: LORD, ABBETT & CO. LLC~~

By: /s/ ~~Lawrence B. Stoller~~Andrew K. Schlueter
Name: ~~Lawrence B. Stoller~~Andrew K. Schlueter
Title: ~~Member and General Counsel~~Vice President
Dated: ~~February 23~~March 30, ~~2021~~2022

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EXHIBIT A

Resolutions of the Board of Trustees of

~~Lord Abbett Floating Rate High~~Voya Senior Income Fund

RESOLVED, that the appropriate officers of ~~the~~Voya Senior Income Fund (the “Fund”) be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”) to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, and subject to review by counsel to the Trustees who are not “interested persons” as defined in the 1940 Act, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of Fund counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of Fund counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

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EXHIBIT B

VERIFICATION OF

~~LORD ABBETT FLOATING RATE HIGH~~VOYA SENIOR INCOME FUND

The undersigned states that he has duly executed the attached Application dated ~~February 23~~March 30, ~~2021~~2022 , for and on behalf of ~~Lord Abbett Floating Rate High~~Voya Senior Income Fund in his capacity as ~~Vice President and~~ Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~LORD ABBETT FLOATING RATE HIGH~~VOYA SENIOR INCOME FUND

By: /s/ ~~John T. Fitzgerald~~Paul A. Caldarelli Name: ~~John T. Fitzgerald~~Paul A. Caldarelli Title: ~~Vice President and~~ Assistant Secretary Dated: ~~February 23~~March 30, ~~2021~~2022

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VERIFICATION OF

~~LORD, ABBETT & CO. LLC~~

VOYA INVESTMENTS, LLC

The undersigned states that he has duly executed the attached Application dated ~~February 23, 2021~~March 30, 2022, for and on behalf of ~~Lord, Abbett & Co.~~Voya Investments, LLC in his capacity as ~~Member and General Counsel~~Senior Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~LORD, ABBETT & CO.~~VOYA INVESTMENTS, LLC

By: /s/ ~~Lawrence B. Stoller~~Todd Modic
Name: ~~Lawrence B. Stoller~~Todd Modic
Title: ~~Member and General Counsel~~Senior Vice President
Dated: ~~February 23~~March 30, ~~2021~~2022

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VERIFICATION OF

VOYA INVESTMENT MANAGEMENT CO. LLC

The undersigned states that she has duly executed the attached Application dated March 30, 2022, for and on behalf of Voya Investment Management Co. LLC in her capacity as Senior Vice President and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VOYA INVESTMENT MANAGEMENT CO. LLC

By: /s/ Marie E. Picard
Name: Marie E. Picard
Title: Senior Vice President and Assistant Secretary
Dated: March 30, 2022

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VERIFICATION OF

~~LORD ABBETT~~VOYA INVESTMENTS DISTRIBUTOR, LLC

The undersigned states that he has duly executed the attached Application dated ~~February 23~~March 30, ~~2021~~2022 , for and on behalf of ~~Lord Abbett~~Voya Investments Distributor, LLC in his capacity as ~~Member and General Counsel of Lord, Abbett & Co.~~ Vice President of Voya Investment Distributor, LLC and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~LORD ABBETT~~VOYA INVESTMENTS DISTRIBUTOR, LLC
~~By: LORD, ABBETT & CO. LLC~~

By: /s/ ~~Lawrence B. Stoller~~Andrew K. Schlueter
Name: ~~Lawrence B. Stoller~~Andrew K. Schlueter
Title: ~~Member and General Counsel~~Vice President
Dated: ~~February 23~~March 30, ~~2021~~2022

22

Page 42 of 65, including exhibits

As filed with the U.S. Securities and Exchange Commission on March 31, 2022

File No. ~~812~~811-~~15145~~10223

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

~~In the Matter of~~

~~Arca U.S. Treasury Fund~~

~~Arca Capital Management, LLC~~

~~4151 Redwood Ave., Suite 206~~

~~Los Angeles, CA 90066~~

~~Amendment No. 1 to the~~ APPLICATION PURSUANT TO SECTIONS 6(C) AND 23(C)(3) OF

THE INVESTMENT COMPANY ACT OF 1940

(THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE

PROVISIONS OF RULE 23C-3

THEREUNDER

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

Voya Senior Income Fund

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

and

Voya Investments, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

and

Voya Investment Management Co. LLC

230 Park Avenue

New York, NY, 10169

and

Voya Investments Distributor, LLC

7337 E. Doubletree Ranch Road, Suite 100

Page ~~1of 12~~1 of 65 sequentially numbered pages (including exhibits)

Page 43 of 65, including exhibits

Scottsdale, AZ 85258

Please send all communications, notices and orders regarding this ~~application~~Application to:

Huey P. Falgout, Jr.

Voya Investments, LLC

~~Philip Liu, Esq.~~

~~Arca Labs~~

~~4151 Redwood Ave.~~7337 E. Doubletree Ranch Road, Suite ~~206~~100

~~Los Angeles, CA 90066~~

Scottsdale, AZ 85258

With ~~a copy~~copies to:

~~Kelley A. Howes, Esq.~~

Elizabeth J. Reza

~~Morrison & Foerster~~Ropes & Gray LLP

~~370 17th Street, Suite 4200~~

~~Denver, CO 80202~~

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

~~TABLE OF CONTENTS~~TABLE OF CONTENTS

~~Page~~
~~I.~~I.	~~THE PROPOSAL~~THE PROPOSAL	~~3~~3
~~II.~~II.	~~STATEMENT OF FACTS~~STATEMENT OF FACTS	4
~~A.~~	~~Arca U.S. Treasury Fund~~Voya Senior Income Fund	4
A
.
~~B.~~	~~Arca Capital Management, LLC~~Voya Investments, LLC	~~4~~6
B
.
~~C.~~	~~Other Requirements for a Rule 23c-3 Fund~~Voya Investment Management Co.	~~4~~6
C	LLC
~~III.~~D.	~~EXEMPTIONS REQUESTED~~Voya Investments Distributor, LLC	7
~~IV.~~E.	~~COMMISSION AUTHORITY~~Other Requirements for a Rule 23c-3 Fund	7
III.	EXEMPTIONS REQUESTED	9
IV.	COMMISSION AUTHORITY	10
~~V.~~V.	~~DISCUSSION~~DISCUSSION	~~7~~11
~~A.~~	~~Background~~Background	~~7~~11
A
.
~~B.~~	~~Monthly Repurchases~~	12
~~VI.~~B.	~~APPLICANTS’ CONDITIONS~~Monthly Repurchases	~~10~~12
~~VII.~~VI.	~~CONCLUSION~~APPLICANTS’ CONDITIONS	~~10~~15
VII.	CONCLUSION	16

Page 44 of 65, including exhibits

File No. 811-10223

~~I.~~	~~THE PROPOSAL~~

I.     THE PROPOSAL

~~Arca U.S. Treasury~~Voya Senior Income Fund (the “Fund”) is a ~~newly organized~~ Delaware statutory trust organized on December 14, 2000 and is registered under the Investment Company Act of 1940, as amended (the “Act”), as a diversified, closed-end management investment company that operates as an interval fund. The Fund ~~will make a continuous public offering of its shares. The Fund is advised by Arca Capital Management, LLC (the “Adviser”).~~is advised by Voya Investments, LLC (“Voya Investments”) and sub-advised by Voya Investment Management Co. LLC (“Voya IM” and together with Voya Investments, the “Adviser”). Voya Investments Distributor, LLC (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. The Fund ~~and~~, the Adviser and the Distributor are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

The Order sought by this application (the “Application”) would supersede the order dated October 17, 2001, issued by the Commission to ING Pilgrim Investments, LLC and certain of its affiliates under Sections 6(c) and 23(c)(3) of the Act and Rule 23c-3 under the Act permitting the Fund to make repurchase offers to its common shareholders every month subject to certain conditions set forth in the order (the “Prior Order”),1 with the result that no person will continue to rely on the Prior Order if the Order is granted.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity2,~~1~~ acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a “Future Fund” and, together with the Fund, the “Funds”). Any ~~entity~~of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~application (the “~~Application~~”)~~. Applicants represent that each entity presently intending to rely on the requested

1 In the Matter of ING Pilgrim Investments, LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (order) (Oct. 17, 2001) (the “Prior Order”).

2 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

~~1 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.~~

Page 45 of 65, including exhibits

relief is listed as an Applicant. Unless otherwise provided relief, the Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

~~II.~~	~~STATEMENT OF FACTS~~

II.     STATEMENT OF FACTS

A.	Voya Senior Income Fund~~Arca U.S. Treasury Fund~~

The Fund is a Delaware statutory trust organized on ~~November 12, 2018. The Fund filed its initial Form N-8A and Form N-2 with the Commission on November 9, 2018, and was declared effective by the Commission on July 6, 2020 (File Nos. 333-236320 and 811-23392). The Fund~~December 14, 2000 and is registered under the Act as a diversified, closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the Act. The Fund’s investment objective is to ~~seek maximum total return consistent with preservation of capital~~provide investors with a high level of monthly income. Common shares of the Fund are offered on a continuous basis at net asset value per share plus the applicable sales load, if any, and are not offered or traded in the secondary market and are not listed on any exchange or quoted on any quotation medium. ~~The Fund issues its shares as digital securities (“ArCoins”), meaning the securities are uncertificated securities, the ownership and transfer of which are authenticated and recorded as ERC-1404 compatible tokens on Ethereum, an electronic distributed ledger that is secured using cryptography (referred to as a “blockchain”).~~

The Fund operates as an interval fund pursuant to Rule 23c-3 under the Act and offers its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of registered open-end investment companies that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of any of the Funds operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will continue to comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, the Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).3

As further discussed below, the Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the “periodic intervals” (three, six or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the “no less than twenty-one and no more than forty-two days before each repurchase request deadline” specified by Rule 23c-3.

3 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to a Fund to reimburse a Fund for costs incurred in liquidating securities in the Fund’s portfolio.

Page 46 of 65, including exhibits

In connection with making monthly repurchases with modified notice provisions, the Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of the Fund’s outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

~~To the extent the Fund receives the requested Order, the~~The Fund’s Board of Trustees ~~will adopt~~has adopted a fundamental policy of making monthly repurchase offers. ~~In addition, prior to relying~~ in reliance on the ~~requested~~Prior Order, ~~the~~.4 The Fund ~~will obtain~~obtained the approval of a majority of ~~its~~the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers in connection with the Prior Order. The Fund will continue to disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and the imposition of early withdrawal charges as permitted pursuant to the Multi-Class Order (as defined below). The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, ~~will be~~are changeable by majority vote of the holders of the Fund’s outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.~~2~~5 The Fund’s fundamental policies ~~will~~ also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).~~3~~6 The Fund’s repurchase

4 In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to the adoption of such policy.

~~2~~5 Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

~~3~~6 A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c- 3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities. Under a Future Fund’s fundamental policy, the repurchase offer amount will be determined by such Future Fund’s Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c- 3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

Page 47 of 65, including exhibits

pricing date normally will continue to be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

The Fund offers five classes of common shares: Class A common shares (“Class A Shares”), Class C common shares (“Class C Shares”), Class I common shares (“Class I Shares”), Class T common shares (“Class T Shares”) and Class W common shares (“Class W Shares”). The Fund is relying on an exemptive order (“Multi-Class Order”) from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.7 From time to time the Fund may create additional classes of shares, the terms of which may differ from the Fund’s Class A, Class C, Class I, Class T and Class W Shares in the following respects: (i) the amount of fees permitted by a distribution and service plan as to such class; (ii) voting rights with respect to a distribution and service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the Multi-Class Order; (v) differences in any dividends and net asset values per share resulting from differences in fees under a distribution and service plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; (vii) all shares will be offered to the public at net asset value plus any applicable sales charge; and (viii) any exchange or conversion features, in each case, as permitted under the Act.

B.	~~Arca Capital Management~~Voya Investments, LLC

~~The Adviser is a Delaware~~Voya Investments is a limited liability company ~~with its principal offices located at 4151 Redwood Ave., Suite 206, Los Angeles, CA 90066. The Adviser~~organized under the laws of the state of Arizona. Voya Investments serves as investment adviser to the Fund. Voya Investments is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ~~and serves as investment adviser to the Fund~~, as amended (the “Advisers Act”).

Voya Investments provides services to the Fund pursuant to an investment management agreement between the Fund and Voya Investments. Voya Investments has overall responsibility for the management of the Fund. Voya Investments oversees all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

C.	Voya Investments Management Co. LLC

Voya IM is a limited liability company organized under the laws of the state of Delaware. Voya IM serves as sub-adviser to the Fund and is an indirect, wholly-owned subsidiary of Voya

7 In the Matter of ING Pilgrim Investments, LLC, et al., Rel. No. IC-24881 (Feb. 28, 2001) (notice), Rel. No. IC-24916 (Mar. 27, 2001) (order).

Page 48 of 65, including exhibits

Financial, Inc. and is an affiliate of Voya Investments. Voya IM is registered with the Commission as an investment adviser under the Advisers Act.

~~The Adviser~~Voya IM provides services to the Fund pursuant to ~~an investment advisory~~a sub-advisory agreement between ~~the Fund and the Adviser. Under the investment advisory agreement~~Voya Investments and Voya IM. Voya IM provides, subject to the supervision ~~and direction~~ of the ~~Fund’s~~ Board of Trustees, of the ~~Adviser manages the Fund’s portfolio~~Fund and Voya Investments, a continuous investment program for the Fund and determines the composition of the assets of the Fund, including determination of the purchase, retention, or sale of the securities, cash and other investments for the Fund, in accordance with the Fund’s investment ~~objective and policies, makes investment decisions for the Fund, places orders to purchase and sell securities, and employs professional portfolio managers and securities analysts who provide research services to the Fund.~~objectives, policies and restrictions and applicable laws and regulations.

D.	Voya Investments Distributor, LLC

The Distributor is a Delaware limited liability company and affiliate of the Adviser. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.

The Distributor acts as the principal underwriter of Shares for the Fund pursuant to a distribution agreement with the Fund. As principal underwriter, the Distributor has agreed to use reasonable efforts to distribute the Shares, although it is not obligated to sell any particular amount of Shares.

Subject to the terms and conditions of the distribution agreement, the Fund may issue and sell Shares of the Fund from time to time through certain broker-dealers which have entered into dealer agreements with the Distributor.

~~C~~E.	Other Requirements for a Rule 23c-3 Fund[8]

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, the Fund will provide (and any Future Fund~~)~~ will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. The Fund’s notification will include (and any Future Fund’s notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this application, the Fund will make (and any Future Fund~~)~~ will make) payment for common shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund~~, upon commencing monthly repurchase offers,~~ will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

8 The Fund is currently in compliance with the requirements described in this section in reliance on the Prior Order.

Page 49 of 65, including exhibits

Pursuant to Rule 23c-3(b)(1), the Fund~~, upon commencing monthly repurchase offers,~~ will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the “repurchase payment deadline,“~~4~~9 which will be no later than seven calendar days after the “repurchase pricing date,” unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). The Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund (and any Future Fund) for expenses directly related to the repurchase. ~~The Fund, upon commencing monthly repurchase offers,~~Such a fee would be in addition to the early withdrawal charges the Fund (or any Future Fund relying on the Multi-Class Order or similar relief) may charge pursuant to the Multi-Class Order or similar relief. The Fund will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares.

The Fund~~, upon commencing monthly repurchase offers,~~ will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b) (5). The Fund~~, upon commencing monthly repurchase offers,~~ will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). The Fund~~, upon commencing monthly repurchase offers,~~ will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). The Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of the Fund will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of the Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act (“Disinterested Trustees”), and the selection or nomination of those trustees is, in the case of the Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)’s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by the Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund’s (or Future Fund’s, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in ‘whole or in part without penalty or premium, as necessary to permit the Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

~~4~~9 Rule 23c-3(a)(4).

Page 50 of 65, including exhibits

In accordance with Rule 23c-3(b)(10), from the time the Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event the Fund’s (or any Future Fund’s) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. The Fund’s Board of Trustees will adopt (and any Future Fund’s Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund’s investment objectives, to ensure that such fund’s portfolio assets are sufficiently liquid so that the Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. The Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe the Fund’s portfolio can be (and any Future Fund’s portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

The Fund and ~~any underwriter for the Fund~~the Distributor will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

~~III.~~	~~EXEMPTIONS REQUESTED~~

III.     EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits

Page 51 of 65, including exhibits

a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. “Periodic interval” is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-6~~5~~10 and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.~~6~~11

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of “periodic interval” under Rule 23c-3(a)(1) that would permit the Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.~~7~~12

~~IV.~~	~~COMMISSION AUTHORITY~~

IV.     COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the

~~5~~10 Rule 102(b)(2) of Regulation M continues this exception.

~~6~~11 Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

~~7~~12 Based on the requested relief the Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

Page 52 of 65, including exhibits

repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

~~V.~~	~~DISCUSSION~~

V.     DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~8~~13 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and~~,~~ thus~~,~~ the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.~~9~~14

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~10~~15 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~11~~16 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

~~8~~13 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

~~9~~14 Id. at 424.

~~10~~15 Id. at 439-40.

~~11~~16 Id. at 424.

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In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~12~~17 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~13~~18

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~14~~19 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis.~~15~~20

B.	Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the Fund (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants’ view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as the Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity — and Applicants believe the Fund (and any Future Fund) will be able to do so — there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

~~12~~17 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

~~13~~18 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

~~14~~19 Protecting Investors at 439-40; Proposing Release at 27.

~~15~~20 In the Matter of ~~Aspiriant Defensive Allocation~~Lord Abbett Floating Rate High Income Fund, et. al., Rel. No.

IC-~~33924 (July 10~~34308 (June 22, 2021) (notice), Rel. No. IC-34336 (July 19, 2021) (order) (“Lord Abbett”). In the Matter of Arca U.S. Treasury Fund, et al., Rel. No. IC-34026 (Sep. 24, 2020) (notice) ~~and~~, Rel. No. IC-~~33961 (July 31~~34055 (Oct. 20, 2020) (order) (“~~Aspiriant~~Arca ”)~~;~~. In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice) ~~and~~, Rel. No. IC-33124 (June 18, 2018) (order) (“Weiss”);. In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice) ~~and~~, Rel. No. IC-32902 (Nov. 20, 2017) (order) (“Blackstone”);. In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice) ~~and~~, Rel. No. IC-27390 (June 7, 2006) (order) (“Van Kampen”);. In the Matter ~~of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice) and Rel. No. IC-25212 (Oct. 17, 2001) (order) (“Pilgrim Investments”); In the Matter~~ of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice) ~~and~~, Rel. No. IC-23055 (Mar. 3, 1998) (order) (“CypressTree”). Prior Order supra at note 1.

Page 54 of 65, including exhibits

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.~~16~~21 Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to “chart new territory,” the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants’ proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month’s repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because the Fund ~~intends~~prices (and any Future Fund ~~intends) to~~will price) on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this ~~proposed~~ timing ~~will ensure~~ensures that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure ~~will be~~is completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures ~~will~~ eliminate any possibility of investor confusion from monthly repurchases.

The Fund’s prospectus ~~provides~~will continue to provide (and any Future Fund’s prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in the Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants ~~expect~~believe that, ~~before long,~~ the monthly repurchase opportunity ~~will~~has become as routine in the shareholder’s mind as daily redemptions, and that the significance of the notification ~~will diminish~~has diminished. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification ~~will be~~is adequately dealt with by disclosure.

Finally, the Fund’s procedures provide (and any Future Fund’s~~)~~ procedures will provide) that the Fund’s Board of Trustees are (and any Future Fund’s Board of Trustees~~)~~ will be) informed of the number of repurchase requests made in ~~each of the three monthly repurchase offers during~~ the previous

~~16~~21 See Adopting Release at 28-29.

Page 55 of 65, including exhibits

~~calendar quarter~~repurchase offer — which repurchases ~~will~~ have been completed — at the time such fund’s Board of Trustees determines the ~~percentage range of the~~ repurchase offer amount for ~~each of the three monthly periods during the next calendar quarter.17 This will enable~~the current month. This enables the Fund’s Board of Trustees (and any Future Fund’s Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders’ interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they ~~will~~ know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the Fund (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and~~,~~ thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act. Because the Fund will continue to describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will continue to be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers ~~will~~are not ~~be~~ made in a manner or on a basis ~~tha~~twhich unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive

~~17  Because the Fund’s (and any Future Fund’s) Board of Trustees typically will hold regular quarterly board meetings, the Board of Trustees will be asked to consider at each quarterly meeting a percentage range for each monthly repurchase offer for each of the next three monthly periods, which range will be determined in accordance with any exemptive relief granted by the Commission. The Board of Trustees also will be asked to authorize the officers of the Fund to determine the specific amount of the monthly repurchase offer for each of the next three monthly periods, within the approved range, prior to notifying shareholders of the monthly repurchase offer. If, based on the redemptions in any one prior monthly period, the Fund’s officers determine that an amount outside of the approved range is required for the upcoming monthly period, a special board meeting will be held to ask the Board of Trustees to consider the approval of the monthly repurchase offer amount.~~

Page 56 of 65, including exhibits

relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.~~18~~22 Under the ~~Aspiriant,~~ Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers ~~to their respective common shareholders every month and to provide notification to their respective common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline~~of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the ~~Pilgrim Investments order~~Prior Order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not ~~more~~less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

~~VI.~~	~~APPLICANTS’ CONDITIONS~~

VI.     APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

a.

The Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of the Fund’s (or Future Fund’s, as applicable) outstanding common shares. The Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b.

Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of the Fund (or any Future Fund relying on this relief).

~~18~~22 See ~~Aspiriant,~~ Weiss~~,~~ supra at note 20, See Blackstone~~,~~ supra at note 20, See Van Kampen~~,~~ supra at note 20, See Pilgrim Investments, ~~and~~ supra at note 1. See also CypressTree, supra at note ~~15~~20 .

Page 57 of 65, including exhibits

~~VII.~~	~~CONCLUSION~~

VII.     CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the ~~Aspiriant,~~ Weiss, Blackstone, Van Kampen, ~~Pilgrim Investments,~~Prior Order and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. ~~Philip Liu is authorized to sign on behalf of the Fund pursuant to his authority as President of the Fund. J. Rayne Steinberg is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer.~~The resolutions of the Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibits B to this Application, respectively. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits C and D.

~~Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.~~

Pursuant to Rule 0-2(f) under the Act, the Applicant’s address is 7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

Page 58 of 65, including exhibits

SIGNATURES

VOYA SENIOR INCOME FUND

By: /s/ Paul A. Caldarelli
Name: Paul A. Caldarelli
Title: Assistant Secretary
~~Dated:~~	~~September 9, 2020~~Dated: March
30, 2022

~~ARCA U.S. TREASURY FUND~~	VOYA INVESTMENTS, LLC

~~By:~~	By: /s/ ~~Philip Liu~~Todd Modic
~~Name:~~	~~Philip Liu~~Name: Todd Modic
~~Title:~~	Title: Senior Vice President

Dated: March 30, 2022

VOYA INVESTMENT MANAGEMENT CO. LLC

By: /s/ Marie E. Picard
Name: Marie E. Picard
Title: Senior Vice President and Assistant Secretary
Dated: March 30, 2022

~~ARCA CAPITAL~~
~~MANAGEMENT~~VOYA
INVESTMENTS
DISTRIBUTOR, LLC

~~By:~~	By: /s/ ~~J. Rayne~~
~~Steinberg~~Andrew K. Schlueter
~~Name:~~	~~J. Rayne Steinberg~~Name:
Andrew K. Schlueter
~~Title:~~	~~Chief Executive Officer~~Title:
Vice President
Dated: March 30, 2022

Page 59 of 65, including exhibits

EXHIBIT A

Resolutions of the Board of Trustees of

Voya Senior Income Fund

RESOLVED, that the appropriate officers of Voya Senior Income Fund (the “Fund”) be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”) to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, and subject to review by counsel to the Trustees who are not “interested persons” as defined in the 1940 Act, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of Fund counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of Fund counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

Page 60 of 65, including exhibits

EXHIBIT B

Page 61 of 65, including exhibits

VERIFICATION OF

VOYA SENIOR INCOME FUND

The undersigned states that he has duly executed the attached Application dated March 30, 2022, for and on behalf of Voya Senior Income Fund in his capacity as Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VOYA SENIOR INCOME FUND

By: /s/ Paul A. Caldarelli
Name: Paul A. Caldarelli
Title: Assistant Secretary
Dated: March 30, 2022

Page 62 of 65, including exhibits

VERIFICATION OF ~~APPLICATION AND STATEMENT OF FACT~~

VOYA INVESTMENTS, LLC

~~In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the~~The undersigned states that he has duly executed the attached ~~application~~Application dated ~~September 9, 2020~~March 30, 2022, for and on behalf of ~~Arca U.S. Treasury Fund; that he is~~Voya Investments, LLC in his capacity as Senior Vice President of ~~Arca U.S. Treasury Fund;~~such entity and that all ~~action taken by shareholders, trustees~~actions by the holders and other ~~persons~~bodies necessary to authorize the undersigned to execute and file such instrument ~~has~~have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge~~,~~ information, and belief.

VOYA INVESTMENTS, LLC

By: /s/ ~~Philip Liu~~Todd Modic
~~Name:~~	~~Philip Liu~~Name: Todd Modic
~~Date:~~	~~September 9, 2020~~
Title: Senior Vice President
Dated: March 30, 2022

Page 63 of 65, including exhibits

VERIFICATION OF

VOYA INVESTMENT MANAGEMENT CO. LLC

The undersigned states that she has duly executed the attached Application dated March 30, 2022, for and on behalf of Voya Investment Management Co. LLC in her capacity as Senior Vice President and Assistant Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VOYA INVESTMENT MANAGEMENT CO. LLC

By: /s/ Marie E. Picard
Name: Marie E. Picard
Title: Senior Vice President and Assistant Secretary
Dated: March 30, 2022

Page 64 of 65, including exhibits

VERIFICATION OF

VOYA INVESTMENTS DISTRIBUTOR, LLC

~~In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the~~The undersigned states that he has duly executed the attached ~~application~~Application dated ~~September 9~~March 30, ~~2020~~2022 , for and on behalf of ~~Arca Capital Management, LLC; that he is Chief Executive Officer of Arca Capital Management, LLC; and that all action taken by shareholders, directors and other persons~~Voya Investments Distributor, LLC in his capacity as Vice President of Voya Investment Distributor, LLC and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument ~~has~~have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information~~,~~ and belief.

VOYA INVESTMENTS DISTRIBUTOR, LLC

By: /s/ ~~J. Rayne Steinberg~~Andrew K.
Schlueter
~~Name:~~	~~J. Rayne Steinberg~~Name: Andrew K.
Schlueter
~~Date:~~	~~September 9, 2020~~Title: Vice President
Dated: March 30, 2022

23

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